                                                                    Exhibit 99.3

                      [LETTERHEAD OF FIRST CAPITAL, INC.]

To the Holders of Hometown Bancshares, Inc. Common Stock:

     In connection with the proposed merger of Hometown Bancshares, Inc. into First Capital, Inc., we are pleased to offer you the opportunity to indicate whether you prefer to receive shares of First Capital common stock or cash in exchange for your shares of Hometown common stock. This election will be effective only upon the consummation of the merger, which is subject to the satisfaction of several conditions, including the approval of Hometown stockholders. A complete description of the merger and of the election and proration procedures is included in the proxy statement-prospectus.

     Enclosed is an Election Form and Letter of Transmittal which you must complete, sign and return with all of your Hometown stock certificates to our exchange agent, Registrar and Transfer Company, in order to make an election. Please use the green envelope enclosed herewith to return your Election Form and Letter of Transmittal and your stock certificates.

     For your election to be effective, the exchange agent must receive your Election Form and Letter of Transmittal, together with your Hometown stock certificates, before 5:00 p.m., New York City time, on March 10, 2003. If you hold your shares through a broker or other nominee or in "street name," there may be an earlier election deadline. Please follow the instructions on the Election Form and Letter of Transmittal carefully. If your Hometown stock certificates are not immediately available or time will not permit the Election Form and Letter of Transmittal to be delivered to the exchange agent prior to the election deadline, you may make an election if you submit the Notice of Guaranteed Delivery included in this package and follow the instructions in that document. If you need assistance, please call the exchange agent at (800) 368-5948.


     If you do not make an election, the exchange agent will send you additional forms for the surrender of your Hometown stock certificates after consummation of the merger, and you will receive First Capital common stock or cash in exchange for your shares pursuant to the agreed-upon allocation procedures described in the proxy statement-prospectus.

     Pursuant to the terms of the merger, 50% of the outstanding shares of Hometown will be exchanged for First Capital common stock and 50% of the outstanding shares of Hometown will be exchanged for cash. Since it is unlikely that elections will be made exactly in these proportions, the merger agreement describes allocation and proration procedures to be followed if Hometown stockholders elect to receive more or less of the First Capital common stock than First Capital has agreed to issue.

     Your submission of an Election Form and Letter of Transmittal does not constitute a vote on the merger. In order to vote your shares, you must sign, date and return the proxy card included with the proxy statement-prospectus or attend the special meeting described in the proxy statement-prospectus and vote in person.

     To those of you who will receive First Capital common stock in the merger, we look forward to having you as stockholders of First Capital.

                                     Very truly yours,

                                     /s/ William W. Harrod

                                     William W. Harrod
                                     President and Chief Executive Officer
                                     First Capital, Inc.